UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)
(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B. Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M8220U106
(CUSIP Number)

Greenstone Industries Ltd.
21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Ofer Naveh, Director of Finance

With a copy to:

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
+972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 14, 2013
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 3 Pages)

CUSIP No. M8220U106	Page 2 of 3
1	NAME OF REPORTING PERSON: Greenstone Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 86,731,038 Ordinary Shares*
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 86,731,038 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,731,038 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 35.88%**
14	TYPE OF REPORTING PERSON: CO

* Based on (i) 76,680,848 ordinary shares of the Issuer issued to Greenstone Industries Ltd.; and (ii) 10,050,190 Ordinary Shares underlying an option to purchase ordinary shares of the Issuer granted to Greenstone Industries Ltd., in connection with the Services Agreement, dated July 14, 2011 between Greenstone Industries Ltd. and the Issuer.

** Based on 231,685,787 ordinary shares of the Issuer outstanding as of January 14, 2013 (not taking into account 1,040,000 dormant shares of the Issuer which are held by the Issuer).

(Page 2 of 3 Pages)

The statement on Schedule 13D filed on February 16, 2011, relating to ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the “Issuer” or the "Company"), as amended by Amendment No. 1 filed by Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”) with the Securities and Exchange Commission on March 17, 2011, as further amended by Amendment No. 2 filed by Greenstone with the Securities and Exchange Commission on March 28, 2011, as further amended by Amendment No. 3 filed by Greenstone with the Securities and Exchange Commission on May 24, 2011, as further amended by Amendment No. 4 filed by Greenstone with the Securities and Exchange Commission on July 5, 2011, as further amended by Amendment No. 5 filed by Greenstone with the Securities and Exchange Commission on September 1, 2011, as further amended by Amendment No. 6 filed by Greenstone with the Securities and Exchange Commission on December 5, 2011 and as further amended by Amendment No. 7 filed by Greenstone with the Securities and Exchange Commission on January 17, 2012 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”) is hereby further amended as set forth below by this Amendment No. 8.

Amendment No. 8 is filed to reflect the entry of Leader Holdings & Investments Ltd. ("Leader") into an agreement with respect to its holdings in Greenstone.

Item 2.   Identity and Background.

Item 2(c) of Schedule 13D is hereby amended by adding the following paragraphs:

On January 1, 2012, Leader, the holder of 55.8% of the share capital of Greenstone reported in Israel that Leader has entered into an agreement (the "Leader Agreement") with Ultra Equity Investments Ltd. ("Ultra"), an Israeli corporation listed on Tel Aviv Stock Exchange Ltd., pursuant to which at the closing of the Leader Agreement, Leader shall sell to Ultra shares of Greenstone, representing 45.1% of the issued share capital of Greenstone, for a total consideration of NIS 50.72 million (of which NIS 13.43 million shall be extended as a loan from Leader to Ultra). With respect to additional shares of Greenstone held by Leader, representing 5.84% of the share capital of Greenstone, Leader and Ultra have granted mutual put and call options with an exercise price equal the transaction's price per share. The Leader Agreement further provides that in the event of certain exit events related to Greenstone's holdings in the Company, including the sale of the Company's shares held by Greenstone, occurring during the five year period following the closing date of the Leader Agreement, in the event the consideration received by Greenstone at such exit event exceeds NIS 10 million, Ultra shall be required to pay Leader an additional consideration according to the terms of the Leader Agreement.

Leader's report further provides that the closing of Leader Agreement is subject to the satisfaction of certain condition precedents. There is no assurance that such conditions will indeed be satisfied and that the closing of the Leader Agreement shall indeed occur.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GREENSTONE INDUSTRIES LTD. By: /s/ Yair Fudim Yair Fudim Chief Executive Officer By: /s/ Ofer Naveh Ofer Naveh Director of Finance January 14, 2013

(Page 3 of 3 Pages)